UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 5, 2012.

Luxottica: institutional investors file slate for appointment of members to the Board of Statutory Auditors

Milan, Italy, April 5, 2012 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX) announced that a group of international and national institutional investor funds, representing an aggregate of 0.502% of Group’s share capital, filed a slate of candidates for appointment of members to the Company’s Board of Statutory Auditors. The appointment of Statutory Auditors will be considered by the General Meeting of Shareholders of Luxottica Group S.p.A. convened on April 27 on first call and April 28 on second call (GM).

The institutional investors filed the following slate of candidates for appointment as Statutory Auditors of the Company:

Regular Auditor

1)    Francesco Vella

Alternate Auditor

1)    Fabrizio Riccardo Di Giusto

As required by applicable law, relevant documentation is available, along with the auditor slate, at the Company’s registered office, at Borsa Italiana (www.borsaitaliana.it), as well as on the Company’s website at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 5, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER